Exhibit 12

Ball Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

($ in millions)	2016	2015	2014	2013	2012

Earnings before taxes	$124	$346	$645	$583	$596
Plus:
Interest expensed and capitalized (a)	349	272	198	216	201
Interest expense within rent	18	21	26	24	23
Amortization of capitalized interest	3	4	3	5	4
Distributed income of equity investees	2	2	1	2	1
Less:
Interest capitalized	(11)	(13)	(5)	(4)	(6.0)

Adjusted earnings	$485	$632	$868	$826	$819

Fixed charges (b)	367	293	224	239	224

Ratio of earnings to fixed charges	1.3x	2.2x	3.9x	3.4x	3.7x

(a)	Amounts do not include interest for unrecognized tax benefits related to uncertain tax positions.
(b)	Fixed charges include interest expensed and capitalized as well as interest expense within rent.